03014078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **First Associates Investments (USA) Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH, D.C. SECTION

TD Bank Tower, Suite 5200, 66 Wellington Street West
(No. and Street)

Toronto	**Ontario**	**M5K 1K7**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Matthews **(416) 601-0936**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

BCE Place, 181 Bay Street, Suite 1400	**Toronto**	**Ontario**	**M5J 2V1**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☒ **Accountant not resident in United States or any of its possessions.**

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

FIRST ASSOCIATES INVESTMENTS (USA) INC.

(SEC I.D. NO. 8-52658)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Associates Investments (USA) Inc. for the eight months ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Matthews
CFO

February 5, 2003
Date

Subscribed and sworn to before me,
On this 5th day of February, 2003

Notary Public

FIRST ASSOCIATES INVESTMENTS (USA) INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):		Page
(x)	Independent Auditors' Report	
(x) (a)	Facing Page.	
(x) (b)	Statement of Financial Condition.	3
(x) (c)	Statement of Operations.	4
(x) (d)	Statement of Cash Flows.	5
(x) (e)	Statement of Changes in Stockholder's Equity.	6
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.	7
(x)	Notes to Financial Statements.	8-11
(x) (g)	Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.	12
(x) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	13
( ) (i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to the Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).	
( ) (j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required).	
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable).	
(x) (l)	An Oath or Affirmation.	
( ) (m)	A Copy of the SIPC Supplemental Report (Not Required).	
(x) (n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
First Associates Investments (USA) Inc.

We have audited the following financial statements of First Associates Investments (USA) Inc. (the "Company") as of and for the eight months ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First Associates Investments (USA) Inc. at December 31, 2002 and the results of its operations and its cash flows for the eight months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a- 5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	12
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	13

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chartered Accountants
Toronto, Canada
February 5, 2003

Deloitte & Touche

First Associates Investments (USA) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31, 2002

	$
ASSETS	
Cash and cash equivalents	**417,381**
Income taxes receivable	**5,966**
Due from carrying broker	**27,171**
Total assets	**450,518**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	**6,807**
Due to related party *[note 3]*	**4,375**
Subordinated loan *[note 4]*	**150,000**
Total liabilities	**161,182**
Stockholder's equity	**289,336**
Total liabilities and stockholder's equity	**450,518**

See accompanying notes

First Associates Investments (USA) Inc.

STATEMENT OF OPERATIONS

[Expressed in U.S. dollars]

For the eight months ended December 31, 2002

	$
REVENUES	
Commission income	17,389
Interest	4,672
Total revenues	22, 061
EXPENSES	
Auditing and consulting fees	10,250
Interest on subordinated loan	7,000
Clearing charges	1,187
Miscellaneous	1,753
Total expenses	20,190
Income before income taxes	1,871
Income taxes	842
Net income for the period	1,029

See accompanying notes

First Associates Investments (USA) Inc.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

For the eight months ended December 31, 2002

	$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income for the period	**1,029**
Adjustments to reconcile net income to net cash cash provided by operating activities	
Increase (Decrease) from:	
Due from carrying broker	**38,866**
Income taxes receivable/payable	**(30,095)**
Accounts payable	**3,807**
Due to related party	**(10,500)**
Net cash provided by operating activities	**3,107**
Increase in cash and cash equivalents during the period	**3,107**
Cash and cash equivalents, beginning of period	**414,274**
Cash and cash equivalents, end of period	**417,381**
Supplemental cash flow information	
Cash paid for interest	**17,500**
Cash paid for income taxes	**30,937**

See accompanying notes

First Associates Investments (USA) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

For the eight months ended December 31, 2002

	$
CAPITAL STOCK	
Balance, beginning and end of period (Note 5)	**250,000**
RETAINED EARNINGS	
Balance, beginning of period	**38,307**
Net income for the period	**1,029**
Balance, end of period	**39,336**
Total stockholder's equity	**289,336**

See accompanying notes

First Associates Investments (USA) Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

[Expressed in U.S. dollars]

For the eight months ended December 31, 2002

	First Associates Investments Inc.
Balance, May 1, 2002 and December 31, 2002	$ 150,000

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

For the eight months December 31, 2002

1. NATURE OF OPERATIONS

First Associates Investments (USA) Inc. [the "Company"] was incorporated on March 3, 2000 under the provisions of the Ontario Business Corporations Act and commenced operations on March 1, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company is a wholly-owned subsidiary of First Associates Investments Inc., a Canadian-owned investment dealer. First Associates Investments Inc. is a member of the Investment Dealers Association of Canada. The parent clears all transactions with and for customers through a carrying broker, National Bank Financial Corp. on behalf of the Company. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company changed its year-end from April 30 to December 31 effective 2002. These financial statements were prepared for the period from May 1, 2002 to December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term, interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Securities transactions

Commission income and related expenses are recorded on a trade-date basis.

Income taxes

The Company's tax provision is composed only of Canadian tax expense and is in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109").

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

For the eight months December 31, 2002

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value

All of the Company's assets and liabilities are carried at amounts, which approximate fair value.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant amount of interest rate risk as the cash equivalents are short-term in nature.

Credit risk

In the normal course of business, National Bank Financial Corp. settles various client transactions on behalf of the parent. To the extent that clients or counterparties fail to satisfy their obligations relating to these transactions, the Company is exposed to credit risk. In these situations, the Company may be required to purchase or sell financial instruments at unfavourable market prices. The Company's most significant credit risk at the year-end is with National Bank Financial Corp.

Foreign exchange

These financial statements have been expressed in U.S. dollars. Certain expenses were incurred by the Company in Canadian Dollars. These have been converted to U.S. dollars using the average U.S. exchange rate for the period.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

For the eight months December 31, 2002

3. RELATED PARTY TRANSACTIONS

The Company has entered into an arrangement with its parent, First Associates Investments Inc., whereby the parent will perform certain securities execution activities and record-keeping services as agent for the Company. No service fee was charged by the parent for this service for the period ended December 31, 2002.

The amount due to the parent consists of $4,375, which represents interest owing on the subordinated loan.

4. SUBORDINATED LOAN

The subordinated loan from First Associates Investments Inc. of $150,000 has been approved by the National Association of Securities Dealers Inc., bears interest at 7.0% per annum and is not repayable before November 30, 2003. The loan has been subordinated to the claims of the general creditors and repayment of the subordinated loan is subject to the approval of the National Association of Securities Dealers Inc. The balance of the loan is unchanged from the previous year, and represents the only liability of the Company subordinated to the claims of the general creditors. Interest expense for the period amounted to $7,000.

5. CAPITAL STOCK

Capital stock consists of the following:

Authorized	
Unlimited common shares, without par value	
Issued and outstanding	
250,000 common shares	**$250,000**

6. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain a net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At December 31, 2002, the Company has net capital of $439,336, which is $189,336 in excess of the required net capital of $250,000.

SUPPLEMENTAL INFORMATION

First Associates Investments (USA) Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31, 2002

	$
Total stockholder's equity	**289,336**
Subordinated loan	**150,000**
Total capital and subordinated loan	**439,336**
Deductions and/or capital charges	
Total non-allowable assets	—
Net capital	439,336
Minimum net capital	**250,000**
Excess net capital	**189,336**

Note: The above computation differs from the computation included in the company's corresponding unaudited focus report as of December 31, 2002 due to the over accrual of income tax expense. As a result, Net Capital and Excess Net Capital were understated by $6808.

First Associates Investments (USA) Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at December 31, 2002

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

February 5, 2003

First Associates Investments (USA) Inc.
TD Bank Tower, Suite 5200
66 Wellington Street West
Toronto, Ontario Canada M5K 1K7

In planning and performing our audit of the financial statements of First Associates Investments (USA) Inc. (the "Company") for the period ended December 31, 2002 (on which we issued our report dated February 5, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a- 5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations and counts verifications and comparison, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Chartered Accountants
Toronto, Canada